EXHIBIT 99.1

Clementia Initiates Phase 2 MO-Ped Trial for Palovarotene in Patients with Multiple Osteochondromas

Global, Late-stage Trial for Ultra-rare Skeletal Disease with No Approved Treatments

MONTREAL, April 20, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced the start of the MO-Ped Trial, its Phase 2 study evaluating the safety and efficacy of palovarotene for the treatment of pediatric patients with multiple osteochondromas (MO), also known as multiple hereditary exostoses (MHE). Palovarotene, an RARγ agonist, is Clementia’s lead product candidate and is also being developed in a pivotal trial for patients with fibrodysplasia ossificans progressiva (FOP), as well as other diseases.

In a joint statement, Dror Paley, M.D., FRCSC, and David Feldman, M.D. of the Paley Orthopedic and Spine Institute at St. Mary’s Medical Center, co-principal investigators in the MO-Ped Trial, commented, “MO is a rare, disabling disease, for which there are no approved treatments other than surgery. MO causes benign tumors called osteochondromas to form on bones throughout the body, resulting in pain, deformity, limb length discrepancy, disability and eventually, arthritis and possible malignancy. The majority of those affected undergo multiple bone surgeries, throughout childhood and even in the adult years. Palovarotene has the potential to inhibit new tumor growth in patients. This could significantly change the prognosis and quality of life for MO individuals. We are excited to be part of this clinical trial and helping advance this potential treatment for individuals with this debilitating condition.”

“The initiation of the MO-Ped Trial marks the second global, late-stage study now underway for palovarotene. To our knowledge, this trial is the first-ever clinical trial of an investigational agent for the treatment of MO, a debilitating and life-altering disorder,” said Clarissa Desjardins, Ph.D., chief executive officer of Clementia. “Palovarotene’s mechanism of action, which is to inhibit BMP signaling, along with its promising preclinical data and favorable tolerability profile in clinical studies, give us hope that this could be the first safe and effective treatment for MO. We are thankful to the patients and families, caregivers, physicians and support groups around the world with whom we are collaborating to make important studies such as MO-Ped possible.”

About the Phase 2 MO-Ped Trial
The MO-Ped Trial will enroll 240 patients ranging in age from 2 to 14 years old at approximately 29 centers in 12 countries around the world. Patients enrolled will be randomized into one of three arms to receive a weight adjusted equivalent of 2.5 mg or 5.0 mg of palovarotene daily, or placebo.

The primary efficacy endpoint of the MO-Ped Trial is the rate of new osteochondromas (OCs) in the two treatment groups, as assessed by whole body MRI, versus the placebo control group. Secondary endpoints include the change in the total volume of OCs, the rate of new or worsening deformities and the rate of MO-related surgeries. Exploratory endpoints include the rate of new or worsening functional limitations, quality of life and pain. Safety evaluations include adverse events, assessments of growth, bone mineral density, clinical laboratory tests and vital signs.

Enrolled patients will be treated for 24 months with one planned interim analysis to occur when they have all had their 12-month MRI scans. Clementia expects the 12-month interim data readout to be in the first half of 2020, with 24-month top-line results from the study in the first half of 2021. Full details of the study can be found at www.clinicaltrials.gov, NCT03442985.

About Multiple Osteochondromas (MO)
MO, also called multiple hereditary exostoses, or MHE, is an ultra-rare, severely disabling, progressive, chronic disease in which multiple benign bone tumors, also known as osteochondromas (OCs) or osteocartilaginous exostoses, develop on bones. MO is typically diagnosed in early childhood when OCs become visible with a median age at diagnosis of four years. Because of their development around joints, children develop limb deformity and restricted movement as they grow. Today, the only available treatments for MO are surgery and palliative care, and many patients will undergo surgery, some as many as 30 surgeries, before adulthood. MO is estimated to affect 20 individuals per million lives, or approximately 150,000 globally. MO is among the most common inherited bone disorders with multiple family members in multiple generations affected.

About Palovarotene
Palovarotene is an RARγ agonist being developed as a treatment for patients with ultra-rare and debilitating bone diseases, including fibrodysplasia ossificans progressiva (FOP) and multiple osteochondromas (MO), as well as other diseases. Preliminary Phase 2 data in patients with FOP mirror the decrease in heterotopic ossification (HO) volume observed in mouse models of FOP and support the initiation of the confirmatory Phase 3 MOVE Trial. Palovarotene was also found to inhibit the formation of osteochondromas (OCs) in mouse models of MO, supporting the initiation of the MO-Ped Trial in the MO indication. Palovarotene has received Orphan Drug status for FOP and MO from the U.S. Food and Drug Administration (FDA), and orphan status for the treatment of FOP in the EU. In addition, palovarotene has been granted Fast Track and Breakthrough Therapy designations for FOP from the FDA.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead candidate palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP), in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as hereditary multiple exostoses), and other diseases. For more information, please visit www.clementiapharma.com.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
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